UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
RAYZEBIO, INC.
(Name of Subject Company (Issuer))
RUDOLPH MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
75525N107
(CUSIP Number of Class of Securities)
Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543
(609) 252-4621
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
Copies to:
Catherine J. Dargan, Esq.
Michael J. Riella, Esq.
Kerry S. Burke, Esq.
Kyle Rabe, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 25, 2024 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Rudolph Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of RayzeBio, Inc., a Delaware corporation, for $62.50 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.
Items 1 through 9 and Item 11.
The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:
“The Offer expired at one minute following 11:59 p.m., Eastern Time, on February 22, 2024 (the “Expiration Time”), and the Offer was not extended. Equiniti Trust Company, the depositary for the Offer, has advised Purchaser that, as of the Expiration Time, a total of 53,052,499 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 86% of the issued and outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.
Purchaser expects to promptly accept for payment, on February 26, 2024, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all Shares so accepted pursuant to the terms of the Offer and the Merger Agreement.
Following acceptance for payment of the Shares, Purchaser will own sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of RayzeBio’s stockholders. Accordingly, Parent expects to effect the Merger on February 26, 2024, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into RayzeBio, and RayzeBio continuing as the surviving corporation and as a wholly owned subsidiary of Parent.
Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of RayzeBio’s reporting obligations under the Exchange Act as promptly as practicable.
A copy of the press release issued by Parent on February 23, 2024 announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(5)(xii).”
Item 12.Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
Exhibit No.	Description
Exhibit (a)(5)(xii)	Press Release issued by Bristol-Myers Squibb Company, dated February 23, 2024.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 23, 2024
RUDOLPH MERGER SUB INC.

By:	/s/ Konstantina Katcheves
Name:	Konstantina Katcheves
Title:	President and Chief Executive Officer

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Kimberly M. Jablonski
Name:	Kimberly M. Jablonski
Title:	Corporate Secretary